                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

EFFICIENCY PLAN WITH HEADCOUNT REDUCTION OF APPROXIMATELY FIVE THOUSAND UNITS BY 2010. SAVINGS, ON COMPLETION, OF APPROXIMATELY 300 MILLION EURO A YEAR

NEW ORGANIZATION: DOMESTIC MARKET OPERATIONS DIVISION CONSTITUTED, HEADED BY OSCAR CICCHETTI

Milan, 4 June 2008

Telecom Italia proceeds with the efficiencies and re-organization plan announced to the financial community on 7 March 2008 with the presentation of Telecom Italia’s strategic guidelines and targets for 2008 and for the 3–year period 2008-2010.

The efficiency plan approved today entails a headcount reduction in Italy of approximately five thousand units by 2010 and a consequent reduction in costs, on completion, of approximately 300 million euro a year. This initiative will incur additional restructuring charges of approximately 250 million euro, compared with the 100 million euro already included in the 2008 Plan. They will mainly impact 2008 results and the relative targets announced in March and will be more than offset by savings expected in the next two years.

The Domestic Market Operations Division was constituted today. It will have the task of integrating management and control of the present Fixed, Mobile and Top Clients structures. The new Division will be headed by Oscar Cicchetti and reports directly to the Chief Executive Officer.

The Domestic Market Operations Division will progressively adopt a “Customer Centric” organizational model, substituting the current technology based organisation (fixed/mobile) with a model based on customer segments. The evolution of the organizational model will take place by enhancing the mobile division’s expertise in the consumer market and the fixed division’s expertise in the business market, leading progressively to a structure with three macro-areas: Consumer, Business and Top Clients. These will offer convergent products and services to their respective customer segments.

The goal of the new Division and new segmentation is to bring all company processes into ever closer alignment with the customer and their satisfaction. These typically include commercial processes like marketing, sales and customer operation, which the Division will manage directly, and technical ones such as delivery, assurance and field service, which will be governed by the producer structures. The new structure will bring cost efficiencies, as well as substantial improvement in the capacity to compete, always in accordance with the current and future regulatory framework.

Oscar Cicchetti will also continue to head International Activities, while the Strategy and National Wholesale Services functions will report directly to the Chief Executive Officer.

The Technology & Operations Division remains unchanged and is headed by Stefano Pileri.

Telecom Italia Media Relations +39 06 3688 2424 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 4th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager